EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-168687 on Form S-8 of our reports dated February 27, 2013, relating to the consolidated and combined financial statements of The Babcock & Wilcox Company (which report expresses an unqualified opinion and includes explanatory paragraphs regarding a change in the Babcock & Wilcox Company’s method of recognizing actuarial gains and losses for pension and other postretirement benefit plans for the year ended December 31, 2012 and a change to the operation of The Babcock & Wilcox Company as a subsidiary of McDermott International, Inc. in a portion of 2010), and the effectiveness of The Babcock & Wilcox Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of The Babcock & Wilcox Company for the year ended December 31, 2012.

/s/ DELOITTE & TOUCHE LLP
Charlotte, North Carolina February 27, 2013